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January 18, 1995




DYNATEC INTERNATIONAL INC. ANNOUNCES JOINT VENTURE AGREEMENT


Nasdaq Symbol:  DYNX



DYNATEC INTERNATIONAL INC. announced a joint venture agreement today with Weiser Telecommunications Inc. and individuals Isaac and Peggy Weiser. The Agreement calls for Dynatec to own forty six percent (46%) of WiTec Industries, a limited liability company formed in the State of Utah. WiTec Industries will be involved in the manufacture and marketing of corded and cordless telephone headsets for use in various industrial, business and personal applications. The company will in the near future, also introduce a new line of telephone accessory products. The advisory board and officers of the company will be made up of individuals from Dynatec International Inc. and Weiser Telecommunications Inc.

For further information, contact Mr. David J. White, Executive Vice-President at 1-800-722-7425.

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